Exhibit 23.3
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-158769) and Form S-8 (Nos. 333-190328, 333-144148, 333-172788, and 333-183186) of Handy & Harman Ltd., of our reports dated October 15, 2013, with respect to the consolidated balance sheets of ModusLink Global Solutions, Inc. and subsidiaries as of July 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for each of the years in the three-year period ended July 31, 2013, and the effectiveness of internal control over financial reporting as of July 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10-K of Handy & Harman Ltd.

/s/ KPMG LLP

Boston, Massachusetts
February 28, 2014